                                                                      Exhibit 12
                         Delmarva Power & Light Company

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)
                             ----------------------

                                     12 Months
                                       Ended                            Year Ended December 31,
                                     March 31,     ------------------------------------------------------------------
                                       1995           1994          1993          1992          1991          1990
                                    ----------     ----------    ----------    ----------    ----------    ----------
Net income (1)                       $104,077       $108,310      $111,076       $98,526       $80,506       $37,311
                                    ----------     ----------    ----------    ----------    ----------    ----------

Income taxes (1)                       65,414         67,613        67,102        54,834        43,249        24,556
                                    ----------     ----------    ----------    ----------    ----------    ----------

Fixed charges:
  Interest on long-term debt
    including amortization of
    discount, premium and
    expense                            61,540         61,128        62,651        66,976        68,133        63,709
  Other interest                        9,870          9,336         9,245         8,449        10,192         8,618
                                    ----------     ----------    ----------    ----------    ----------    ----------
    Total fixed charges                71,410         70,464        71,896        75,425        78,325        72,327
                                    ----------     ----------    ----------    ----------    ----------    ----------

Equity in net loss of less-than-
  fifty-percent-owned invest-
  ments accounted for under the
  equity method                             0              0             0             0             0        12,772

Nonutility capitalized interest          (288)          (256)         (246)         (231)         (143)         (373)
                                    ----------     ----------    ----------    ----------    ----------    ----------

Earnings before income taxes
  and fixed charges                  $240,613       $246,131      $249,828      $228,554      $201,937      $146,593
                                    ==========     ==========    ==========    ==========    ==========    ==========

Ratio of earnings to fixed charges       3.37           3.49          3.47          3.03          2.58          2.03

For purposes of computing the ratio, earnings are net income plus income taxes, fixed charges, and equity in the net loss of less-than-fifty-percent-owned investments which are accounted for under the equity method, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.

(1)Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.

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